UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SimpleShowing Holdings, Inc.

Legal status of Issuer:

>   ***Form***
>   C-Corporation
>
>   ***Jurisdiction of Incorporation***
>   Delaware
>
>   ***Date of Organization:***
>   January 12, 2018

Physical Address of Issuer:

44 Milton Avenue, Alpharetta GA 30009

Website of Issuer:

https://www.simpleshowing.com/

Current Number of Employees:

4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$432,169	$538,049
Cash & Cash Equivalents	$384,473	$396,883
Accounts Receivable	$0	$0*
Short-term Debt	$25,494	$55,291
Long-term Debt	$1,239,182	$1,368,498
Revenues/Sales	$933,852	$776,731
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($246,766)	($434,974)

*No accounts receivable but notes payable equal to $80,000.


April 26, 2022

Form C-AR

SimpleShowing Holdings, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by SimpleShowing Holdings, Inc., a Delaware corporation (the "**Company**" or "**SimpleShowing**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 26, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

SUMMARY

The Company

SimpleShowing is an online real estate startup incorporated in Delaware as a corporation on January 12, 2018.

The Company is located at 44 Milton Avenue, Alpharetta, Georgia 30009.

The Company's website is https://simpleshowing.com.

The Company primarily conducts business in three (3) states in the United States, namely Georgia, Florida and Texas, and sells products and services through the internet.

The Company conducts its business through its wholly owned subsidiaries, SimpleShowing, Inc., a Georgia corporation incorporated on December 22, 2016, and Toura LLC, a Georgia limited liability company formed on March 5, 2020.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 has had an effect on our business operations and revenue projections.

With shelter-in-place orders, non-essential business closures, market turmoil, and job losses experienced around the country and in our market due to COVID-19, especially during the late spring and early summer periods of 2020, the Company's revenue was adversely affected. While the Company and the real estate industry in general experienced a strong recovery later in 2020, there remains uncertainty surrounding the future with COVID-19. The potential for future "surges" of virus cases, business closures, market turmoil, rising unemployment and other related factors could materially impact our business and the Company in the future.

Adverse changes such as disasters, diseases, changes in government policy, mortgage rates and housing inventories or shortages could result in significant losses to the Company.

Adverse changes such as public health crises (such as the recent COVID-19 outbreak), natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. The effect of such changes on the world in general, and on the financial markets, may negatively affect the Company. Additionally, mortgage rates, housing inventories and/or housing shortages, and other conditions outside the control of the company can significantly impact our business. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Change in laws concerning online real estate compliance and related or affiliated industries may adversely affect our business.

Since we are an online real estate brokerage firm, we are subject to real estate laws in the states we operate and other regulatory compliance for online real estate firms which include specific rules on advertising, antitrust and fair housing. Changes in any of the real estate laws, including the above-mentioned rules, could potentially impact our business and operations adversely.

Changes to any of these laws, regulations or rules could also adversely impact our business and operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. While we are generating revenue from operations, it is not sufficient to cover our marketing, technology, product launches, as well as other costs, and we cannot assure you when or if we will generate sufficient revenues to be cash flow positive. We will require additional funds to execute our business strategy, conduct our operations, and launch new business lines and markets. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the securities.

Currently, our authorized capital stock consists of 12,000,000 shares of common stock, of which 11,716,359 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time, including but not limited to, a potential mortgage offering or mortgage referral business, possible title insurance partnership, and the continued development of "Toura" as a business-to-business SaaS product and opportunity to diversify beyond the service business of the real estate brokerage. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Extreme competition and inventory shortages in the United States housing market may adversely affect the Company's financial performance.

While the housing market in the Southeastern United States is strong and home prices are up, inventory shortages and extreme competition have increased competition among real estate agents and exerted downward pressure on their commission rates. This may have an adverse impact on the Company's revenue. Extreme competition has also led most buyers to increase the number of offers they place to secure a home, while other buyers have paused or stopped their search after losing a number of bids. This increases the amount of work real estate agents have to perform, and lowers their productivity, which may adversely affect the Company's financial performance.

The Company may not be registered to do business with the state of Georgia, where its principal place of business is located.

The Company is a Delaware corporation with its principal place of business located in the State of Georgia. The Company has not registered to do business in the State of Georgia. The Company's subsidiaries, i.e., SimpleShowing, Inc. and Toura LLC, are entities formed in Georgia. Though the Company conducts its business in Georgia and its subsidiaries are Georgia entities, there could be potential risks associated with the Company failing to register as a foreign corporation with a jurisdiction. Such risks would include, among other risks, the loss of good standing, and payments of fees and/or penalties. Failing to subsequently register could lead the Company to suffer losses and the business could be adversely affected.

We rely on other companies to provide services for our products.

We depend on contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if contractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if contractors we rely on for services do not provide services which meet required specifications and perform to our and our customers' expectations. Our service providers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors for a particular service. The services provided by contractors for a new or existing product could be delayed or constrained, which may adversely affect our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly

developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, we are dependent on Jeremy Gamble, our Chief Operating Officer, and Fred McGill Jr., our newly appointed Chairman. Recently, Fred McGill ceased his role as Chief Executive Officer, thereby halting his responsibilities in daily operations of the Company. There can be no assurance that the Company will enter into employment agreements with Jeremy Gamble and Fred McGill Jr., or that such individuals will stay with the Company for a particular period of time. The loss of Jeremy Gamble and Fred McGill Jr. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company may choose to act as an acquiring entity for residential real estate.

In 2021, the Company acted as an acquiring entity for investment property. In the future, the Company may continue to act in this capacity for residential real estate, though investor funds will not be allocated towards this purpose.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and

procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

SimpleShowing is an online real estate startup that changes the traditional real estate brokerage model by making it easier and more affordable to tour, buy, or sell a home. The SimpleShowing app empowers savvy consumers to book property tours instantly. The company is continuing to develop Toura, an all-in-one search and showing management platform for agents, Multiple-Listing Services (MLSs) and consumers.

Business Plan

Last year, the Company had plans to increase revenue per transaction through its title company joint venture, which was formed in late 2020. Pursuant to such plans, the Company's initial goal in the first year was to have such affiliated title business close fifty percent (50%) of all transactions. The Company pursued such plans in the first half of 2021, but withdrew from them in the second half of 2021, after determining that they were not sustainable in the long-term.

The Company also had plans last year to launch a home mortgage product within the second half of 2021, but ultimately did not. Instead, the Company chose to focus more on developing its "Toura" brand, which it believed could have a strong mortgage referral tie in, without the Company becoming a mortgage provider.

The Company plans to achieve the following milestones in the next 12-18 months:
- Continue to build agent and consumer features and functionality with Toura, our search and showing management platform, for a more robust and user-friendly experience.
- Pilot Toura with select MLS and/or Broker partners in preparation for a larger scale launch.
- Develop the mortgage pre-qualification strategy for Toura as a revenue source and ultimately another possible exit path, without requiring the time or resources of actually becoming a mortgage broker.
- Analyze the operations and path for our Brokerage service given the current housing shortage, increasing competition, and reduced buyer commissions.

The Company's Products and/or Services

Product / Service	Description	Current Market
Home tour and purchase	Our app allows consumers to book property showings, which result in purchase contracts facilitated by our licensed agents.	Direct to consumer
Home listing service	We list and sell properties for a fixed rate of 1% of the sales price of the home.	Direct to consumer
Home mortgage	We are exploring a mortgage pre-qualification tie-in for	Direct to consumer

8

	Toura buyers as a revenue source and potential exit path, without building a separate mortgage company ourselves.	
Home tour scheduling software	We provide software and other services that help buyers, sellers, real estate agents and potentially MLSs (multiple listing services) and Realtor associations schedule and manage home showings	Direct to Consumer and Business to Business

Competition

In the real estate services vertical, we compete with large and small brokerages, including tech-centric brokerage like Compass and Redfin, as well as traditional brokerages like Keller Williams and Coldwell Banker.

In the showing management software space, we compete with ShowingTime, the dominate established player, as well as a number of new products. ShowingTime and most of the competitors focus solely on Agents and/or MLSs. Toura also has a Consumer focus, which competes with the search and showing request functions of online portals such as Zillow and Realtor.com.

Customer Base

Currently our customers are consumers who are buying or selling a home. With the development of our Toura product, we intend to offer services in the future that may be geared towards monetization within a business-to-business environment. In this use case, we would earn revenue selling premium software to real estate agents and brokerages. We also intend to include opportunities for mortgage tie-in for buyers who need prequalification for a mortgage loan.

Supply Chain

SimpleShowing Holdings, Inc. recruits from a large pool of qualified, licensed real estate agents throughout the U.S.

Intellectual Property

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
5855104	SimpleShowing	September 12, 2018	September 10, 2019	United States

	(Classification: IC 036)			
6423071	Toura	May 13, 2020	July 20, 2021	United States
6303065 (supplemental registry)	Toura Home	May 13, 2020	March 23, 2021	United States
6367906	SimpleShowing (Classification: IC 035)	May 12, 2020	June 1, 2021	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Fred McGill, Jr.	Chairman, Director	Chairman, SimpleShowing Holdings, Inc. (March 2022-present). As Chairman, Mr. McGill overseas the strategy and overall direction for the Company. CEO, SimpleShowing Holdings, Inc. (January 2018–March 2022). As CEO, Mr. McGill oversaw the day-to-day business, operations, hiring, sales and product development. Director, SimpleShowing Holdings, Inc. (January 2018-present) Appoint and oversee key officers, provide financial and strategic oversight.	Georgia Institute of Technology, MBA (2016); Samford University, BSBA (2002)
Jeremy Gamble	COO, Vice President, Secretary, Director	COO, Vice President, Secretary, SimpleShowing Holdings, Inc. (January 2018–present). Mr. Gamble oversees operations and finance, as well as product development for Toura.	University of Florida, MBA (2007); Samford University, BSBA (2000)

		Director, SimpleShowing Holdings, Inc. (January 2018- present) Appoint and oversee key officers, provide financial and strategic oversight.	
Randall Lee McGill	Director	Director, SimpleShowing Holdings, Inc. (January 2018- present) Select the Company's Chairman and appoint and oversee key officers. Radiologist, Radiology Associates of Moultrie (August 2013– present). Diagnose and treat injuries and diseases using image-guided therapeutic intervention and medical imaging techniques.	Mercer University, MD (2010); Mercer University, BA (1999)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four (4) employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	11,716,359
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	One (1) shareholder of Common Stock has pro-rata rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues new securities, the shareholder that possesses pro-rata rights has fifteen (15) days from the Company's notice of such issuance to purchase his or her pro rata share of the new securities. The pro-rata right of such shareholder terminates upon the first issuance of the securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	98.01%*

*This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$191,999
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$16 million valuation cap / 10% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	1.19%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $16,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type	Crowd SAFE
Amount Outstanding	$1,091,393.88
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$8 million valuation cap / 20% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	13.64%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $8,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company has the following debt outstanding:

Type	Traditional Small Business Administration Section 7(b) Loan
Creditor	Small Business Administration
Amount Outstanding	$98,380.73
Interest Rate and Amortization Schedule	3.75% per annum, monthly payments of $463
Description of Collateral	All tangible and intangible personal property of the company.
Other Material Terms	None
Maturity Date	6/19/2050

Type	Economic Injury Disaster Loan
Creditor	Small Business Administration
Amount Outstanding	$12,000
Interest Rate and Amortization Schedule	3.75% per annum
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	June 2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Fred McGill Jr.	6,030,000 shares of Common Stock	51.46%*
Jeremy Gamble	2,970,000 shares of Common Stock	25.35%*

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on January 12, 2018 under the laws of the State of Delaware, and is headquartered in Atlanta, Georgia.

The Company conducts its business through its wholly owned subsidiaries, SimpleShowing, Inc., a Georgia corporation incorporated on December 22, 2016, and Toura LLC, a Georgia limited liability company formed on March 5, 2020.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company has $384,473 cash on hand.

As of December 31, 2021, the Company had an aggregate of $384,473 in cash and cash equivalents, leaving the Company with approximately nine (9) months of runway.

Liquidity and Capital Resources

The Company has broken even three (3) of the last twelve (12) months, but does not expect to achieve profitability on an annual basis within the next 12 months or for the fiscal year 2022. While our revenues are mostly predictable, our business can be seasonal, which impacts sustained profitability. Among other initiatives, the Company intends to focus on the further development of the Toura product and subsidiary to establish a longer-term, recurring revenue source while creating additional opportunities for an exit. Toura is not currently producing revenue and we do not expect it to achieve profitability within the next 12 months, nor can we speculate when or if the subsidiary will ever achieve profitability.

The Company currently does not have any additional outside sources of capital other than the proceeds from its offering.

Capital Expenditures and Other Obligations

The Company may, at some point in the future, acquire real estate assets as a hedge and safe haven for capital.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$191,999	191,999	Product Development, Operations and General Working	March 23, 2021	Section 4(a)(6)

			Capital, Marketing and Sales, Attorney's/Accountant Fees, and Intermediary Fees		
Crowd SAFE	$1,091,393.88	1,091,393	General Working Capital	May 4, 2019	Section 4(a)(6)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the target offering amount of the offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has served and is serving as the real estate brokerage for both Jeremy Gamble and Fred McGill Jr. and certain family members. As is customary in the industry, the Company provides a discount or waives commission and fees for personal transactions involving its principals, their family members, certain investors, agents and key employees. For example, in 2020, 2021, and early 2022 our Sales Director, Marketing Director, and Co-Founders bought properties through SimpleShowing and were refunded the commission and/or sold homes and paid reduced or no commission.

In addition, the Company provided a loan to its former Chief Executive Officer and current Chairman, Fred McGill Jr., on March 26, 2020. The total principal amount was $80,000. Mr. McGill completed repayment on March 16, 2021, returning $80,000 in principal and $20,905.25 in investment income, for a total repayment of $100,905.25. There were no other material terms of this loan.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Fred McGill Jr.
_____
(Name)

Chairman
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Fred McGill Jr.
_____
(Name)

Director
_____
(Title)

4/26/2022
_____
(Date)

_____
(Signature)

Jeremy Gamble
_____
(Name)

Director
_____
(Title)

4/26/2022
_____
(Date)

(Signature)

Randall Lee McGill

(Name)

Director

(Title)

4/26/2022

(Date)

EXHIBIT A

Financial Statements



SimpleShowing Holdings, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Compilation Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To Management
SimpleShowing Holdings, Inc.

Management is responsible for the accompanying financial statements of SimpleShowing Holdings, Inc. which comprise the balance sheet as of December 31, 2020 and 2021, and the related statement of operations, shareholders equity, statement of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 31, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	384,473	396,883
Note Receivable - Related Party	-	80,000
Total Current Assets	384,473	476,883
Non-current Assets		
Intangible Assets: Software, net of Accumulated Amortization	45,614	60,643
Other Assets	2,081	523
Total Non-Current Assets	47,695	61,166
TOTAL ASSETS	432,169	538,049
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,095	8,892
Accrued Interest	-	25,000
Accrued Expenses	21,399	21,399
Total Current Liabilities	25,494	55,291
Long-term Liabilities		
Convertible Notes	-	250,000
Government-Backed Loans	105,512	167,000
Future Equity Obligations (SAFE Agreements)	1,133,670	951,498
Total Long-Term Liabilities	1,239,182	1,368,498
TOTAL LIABILITIES	1,264,675	1,423,789
EQUITY		
Common Stock, $0.0001 par value, 12,000,000 shares authorized 11,716,359 and 10,861,659 shares issued and outstanding	1,171	1,086
Additional Paid in Capital	574,636	299,722
Accumulated Deficit	(1,408,314)	(1,186,548)
Total Equity	(832,506)	(885,740)
TOTAL LIABILITIES AND EQUITY	432,169	538,049

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenues	933,852	776,731
Cost of Revenue	-	-
Gross Profit	933,852	776,731
Operating Expenses		
Advertising and Marketing	290,335	327,238
General and Administrative	928,563	825,100
Rent and Lease	15,713	24,001
Amortization	15,681	15,366
Total Operating Expenses	1,250,292	1,191,705
Operating Income (loss)	(316,440)	(414,974)
Other Income		
Interest Income	22,324	-
Other	72,350	-
Total Other Income	94,674	-
Other Expense		
Interest Expense	25,000	20,000
Other	-	-
Total Other Expense	25,000	20,000
Provision for Income Tax	-	-
Net Income (loss)	(246,766)	(434,974)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(246,766)	(434,974)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Add Amortization	15,681	15,366
Changes in Operating Assets and Liabilities		
Increase (Decrease) in Accounts Payable	(4,797)	(3,979)
Increase (Decrease) in Accrued Interest	-	9,178
Increase (Decrease) in Other Assets	(1,558)	(623)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	9,326	19,942
Net Cash provided by (used in) Operating Activities	(237,440)	(415,032)
INVESTING ACTIVITIES		
Software	(653)	(10,737)
Cash Loaned to (received from) Related Party	80,000	(80,000)
Net Cash provided by (used by) Investing Activities	79,347	(90,737)
FINANCING ACTIVITIES		
Proceeds from Issuance of SAFEs, net of Offering Costs	182,172	-
Conversion of Convertible Notes	(250,000)	(200,000)
Proceeds (Payments) on Issuance of Government-Backed Loans	(61,489)	167,100
Additional Paid in Capital	275,000	220,000
Net Cash provided by (used in) Financing Activities	145,683	187,100
Cash at the beginning of period	396,883	715,552
Net Cash increase (decrease) for period	(12,410)	(318,669)
Cash at end of period	384,473	396,883

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/20	9,948,147	994	79,814	(751,574)	(670,766)
Conversion of Notes into Equity less forefeited shares	913,512	92	219,908	-	220,000
Net Income (Loss)	-	-	-	(434,974)	(434,974)
Ending Balance 12/31/2020	10,861,659	1,086	299,722	(1,186,548)	(885,740)
Conversion of Notes into Equity	854,700	85	299,915	-	300,000
Net Income (Loss)	-	-	-	(246,766)	(246,766)
Ending Balance 12/31/2021	11,716,359	1,171	599,637	(1,433,314)	(832,506)

SimpleShowing Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SimpleShowing Holdings, Inc. ("the Company") was incorporated in Delaware on January 12th, 2018. Shortly thereafter, the Company acquired the shares of SimpleShowing, Inc., a Georgia corporation incorporated on December 22nd, 2016 related through common ownership.

The Company's financial statements are presented on a consolidated basis. The Company is a technology based real estate transaction company aiming to simplify and streamline the residential real estate buying and selling process. The Company's headquarters are in Atlanta, Georgia. The Company began operations in 2016.

Since Inception, the Company has relied on convertible notes and the issuance of SAFEs to fund its operations. As of December 31, 2021, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company plans to generate revenues and raise capital as needed to satisfy its capital needs. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Consolidation Principles

The financial statements have been prepared on a consolidated basis with the Company's subsidiary, SimpleShowing, Inc. The financial position and results have been reported together and all items of intercompany transactions have been eliminated in the preparation of the consolidated financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2021, the Company had $396,883 and $384,473 of cash on hand, respectively.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary source of revenue is the sales commissions (less rebates) of the real estate listings the Company brokers in sale. The Company's primary performance obligation is arranging real estate transactions between a buyer and a seller. Cash is received, revenue is recognized, and the performance obligation is satisfied when a deal is executed. For years ending December 31, 2020 and 2021, the Company recognized $776,731 and $933,852 in revenue, respectively.

Other Income

In March 2020, the Company provided a loan to its Chief Executive Officer, Fred McGill Jr., in the amount of $80,000. Mr. McGill completed repayment on March 16, 2021, returning $80,000 in principal and $20,905 in investment income, for a total repayment of $100,905. There were no other material terms of this loan.

In February 2021, the Company's PPP loan of $60,1000 in principle along with $479 in interest was forgiven in full.

In 2021, the Company entered into a Joint Venture by investing $7,350 for a 49% equity stake in a title company. Throughout the year, the Company received distributions in the amount of $19,600 before deciding to withdraw from this partnership in November 2021. The net investment resulted in other income of $12,250 as of December 31, 2021.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs,

which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 to 5 years.

Intangible Assets

The Company's intangible asset consists of a mobile app, website development, and domain name. It is recorded at cost less accumulated amortization and impairment losses on a systematic basis over a life of 3 to 5 years. The ending balance of this asset was $60,643 and $45,614 as of December 31, 2020 and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has a 2018 Stock Compensation Plan (the "Plan") which permits the grant or option of shares to its employees for up to 400,000 shares of Common Stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. In 2018, the Company granted 348,1877 shares of Restricted Common Stock to an employee who later forfeited 186,528 shares after parting from the Company in 2020. As of December 31, 2020 and 2021, 161,659 shares have been issued and fully vested under the Plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Other Income" for more information regarding a loan provided to the CEO.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In 2019, the Company issued $450,000 of 5 percent unsecured convertible notes ("Notes") for the purposes of funding operations. Notes totaling $200,000 have a maturity date of February 1, 2020. Notes totaling $250,000 have a maturity date of August 22, 2020. The Notes automatically convert into shares of Common Stock on the maturity date if they have not already converted.

The Notes may convert into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). For Notes totaling $200,000, the conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a premoney valuation of $2,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. For Notes totaling $250,000, the conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,571,429 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

The $200,000 convertible notes and associated accrued and unpaid interest were converted into 1,100,000 shares of Common Stock as of December 31, 2020. The $250,000 convertible notes and associated accrued and unpaid interest converted into 854,700 shares of Common Stock as of December 31, 2021.

In May 2020 and in response to the COVID-19 pandemic, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") totaling $60,100. The PPP bears an interest rate of 1.00 percent per annum but is forgivable if the Company meets the conditions set forth by the SBA. The ending balance of this loan was $60,100 as of December 31, 2020 and was forgiven in February 2021 as seen in "Other Income" on the Statement of Operations.

In June 2020 and in response to the COVID-19 pandemic, the Company procured an Economic Injury Disaster Loan ("EIDL") grant from the SBA totaling $12,000. The EIDL bears an interest rate of 3.75% and a maturity date in June 2050. This loan is not secured and had an ending balance of $12,000 as of December 31, 2020 and 2021.

The Company obtained a traditional Small Business Administration section 7(b) loan of $95,000 which has a 30-year term and bears interest at a rate of 3.75 percent per annum. The loan is generally backed by the business as well as specific collateral of all tangible and intangible property of the Company. The ending balance of this loan was $94,900 and $93,511 as of December 31, 2020 and 2021, respectively.

Future Equity Obligations

In 2019, the Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $1,069,994. The SAFEs are reported on the balance sheet net of fees, which total $118,497. The SAFEs are automatically convertible into Common Stock on the completion of a Qualified Financing event. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the aggregate number of shares of the Company's Common Stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

In 2021, the Company has issued additional Simple Agreements for Future Equity ("SAFEs") totaling $191,199. The SAFEs are reported on the balance sheet, net of fees, commission, and incentive discounts amounting to $9,027. The

SAFEs are automatically convertible into Common Stock on the completion of a Qualified Financing event. The conversion price is the lesser of 90% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $16,000,000 divided by the aggregate number of shares of the Company's Common Stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Both issuances of SAFEs contain a Cash-Out provision. If there is a Liquidity event before the termination of these instruments and before any Equity Financing, the Investor must select at its option either (1) to receive a cash payment equal to the Purchase Amount or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the respective quotient of either $8M or $16M (depending on which SAFE issuance) divided by the number of shares of the Company's Capital Stock outstanding immediately prior to the Liquidity event.

As a result, the Company has recorded these SAFE instruments as debt for the purposes of presentation on the Balance Sheet.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	2,405
2023	2,123
2024	2,204
2025	2,288
2026	2,375
Thereafter	95,966

*The SAFE notes mature during a qualified financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

In 2020, the Company expanded the number of authorized shares from 10,000,000 to 12,000,000 shares of Common Stock with a par value of $0.0001 per share. 10,861,659 and 11,716,359 were issued and authorized as of December 31, 2020 and 2021, respectively.

The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operations.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

TITLE	SimpleShowing - 2022 Form C-AR.
FILE NAME	Form C-AR with Exhibit (not signed).pdf
DOCUMENT ID	cdaf75f5d125de0eeee77eb6e3e3082071f98a77
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History


SENT

04 / 26 / 2022
04:38:59 UTC

Sent for signature to Fred McGill (fred@simpleshowing.com),
Jeremy Gamble (jeremy@simpleshowing.com) and Lee McGill
(rlmcgill@gmail.com) from brian@rosslawgroup.co
IP: 72.69.255.71


VIEWED

04 / 26 / 2022
10:11:05 UTC

Viewed by Lee McGill (rlmcgill@gmail.com)
IP: 71.28.228.119


SIGNED

04 / 26 / 2022
10:11:25 UTC

Signed by Lee McGill (rlmcgill@gmail.com)
IP: 71.28.228.119


VIEWED

04 / 26 / 2022
10:34:28 UTC

Viewed by Fred McGill (fred@simpleshowing.com)
IP: 73.106.58.116


SIGNED

04 / 26 / 2022
11:25:16 UTC

Signed by Fred McGill (fred@simpleshowing.com)
IP: 73.106.58.116







TITLE	SimpleShowing - 2022 Form C-AR.
FILE NAME	Form C-AR with Exhibit (not signed).pdf
DOCUMENT ID	cdaf75f5d125de0eeee77eb6e3e3082071f98a77
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

VIEWED	**04 / 26 / 2022** 12:27:58 UTC	Viewed by Jeremy Gamble (jeremy@simpleshowing.com) IP: 72.188.84.188
SIGNED	**04 / 26 / 2022** 12:32:30 UTC	Signed by Jeremy Gamble (jeremy@simpleshowing.com) IP: 72.188.84.188
COMPLETED	**04 / 26 / 2022** 12:32:30 UTC	The document has been completed.